RISK FACTORS

    Algos operates in a rapidly changing environment that involves a number of risks that may significantly affect Algos' results, some of which are beyond Algos' control. The following discussion highlights some of these risks, and others are discussed elsewhere in other documents filed by Algos with the Securities and Exchange Commission.

    IF WE ARE UNABLE TO DEVELOP A MARKETABLE PRODUCT FROM WHICH WE CAN DERIVE REVENUES, WE ARE UNLIKELY TO ACHIEVE PROFITABILITY.

    We have no revenues from product sales and no history of commercial manufacturing or marketing. To date, substantially all of our funding has been provided by contributions of capital made by our founders, sales of our stock and payments received under a license agreement with McNeil Consumer Products Company with whom we are working to develop an over-the-counter pain reliever. As a result, we have experienced losses since our inception and losses are continuing and are expected to continue.

    We have a limited history upon which you may base an evaluation of our likely performance and there is a risk that we will not be able to develop a marketable product and/or achieve profitability. Algos' prospects must be considered in light of the potential problems, expenses, complications and delays encountered in connection with the formation of a new business and the development of new pharmaceutical products, including obtaining the necessary regulatory approvals, the utilization of unproven technology and the competitive market environment in which Algos plans to operate.

    IF WE ARE UNABLE TO ADEQUATELY DEMONSTRATE THE SAFETY AND EFFECTIVENESS OF OUR PRODUCTS IN HUMANS, WE MAY NOT BE ABLE TO PROCURE NECESSARY REGULATORY APPROVALS TO BRING OUR PRODUCTS TO MARKET.

    In order to receive regulatory approval to sell our products, Algos must demonstrate that our potential products are safe and effective in humans. Although the results of Algos' trials to date have been encouraging, the results are not by themselves predictive of results that will be obtained from subsequent or more extensive trials. Furthermore, there can be no assurance that clinical trials of products under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals. Many pharmaceutical companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Therefore, there is a risk that we may fail to adequately demonstrate the safety and efficacy of our products which could delay or prevent regulatory approval of our products and prevent them from being sold.

    The speed with which we complete our clinical trials is dependent upon, among other factors, the ability to locate and enroll suitable patients at acceptable facilities. Accordingly, delays in planned patient enrollment in Algos' current trials or future clinical trials may result in increased costs, program delays or both, which may delay the ability of Algos to begin generating revenues.

    We currently do not have regulatory approval to sell any products. The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of pharmaceutical products including lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. Satisfaction of these requirements typically takes a number of years and varies substantially based upon the type, complexity and novelty of the pharmaceutical products. There can be no assurance that if clinical trials are completed, Algos will be able to submit a New Drug Application or that any such application will be reviewed and approved by the FDA in a timely manner, or at all. Government regulation also affects the manufacture and marketing of pharmaceutical products. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed, which may reduce the size of the market for Algos' product. See 'Business -- Government Regulation'.

    IF ALGOS PRODUCTS ARE NOT ACCEPTED BY THE MARKET, ALGOS WILL NOT BE ABLE TO ACHIEVE PROFITABILITY.

    Even if regulatory approvals are obtained and Algos products prove to be superior to alternative products on the market, uncertainty exists as to Algos' ability, or the length of time required, to achieve market acceptance of Algos products. A number of factors may limit the market acceptance of Algos products, including:

     the availability of alternative products with greater name and brand recognition than Algos,

     the price of Algos products relative to alternative products,

     the availability of third-party reimbursement and

     the extent of marketing efforts by third-party distributors or agents retained by Algos.

    Furthermore, some of the Algos products contain opioid ingredients that may require stringent record-keeping obligations, strict storage requirements and other limitations on such products' availability that could limit the distribution and commercial usage of such products. In light of these factors, there is a significant risk that Algos will not be able to gain market acceptance for its products which may prevent us from achieving profitability.

    OUR SUBSTANTIAL RELIANCE ON THE CAPITAL MARKETS IN ORDER TO MEET OUR FINANCIAL REQUIREMENTS MAY BE DILUTIVE OF THE VALUE OF ALGOS COMMON STOCK AND MAY IMPEDE OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS.

    As a development stage company, Algos requires substantial amounts of funding for its research and product development programs, operating expenses, regulatory approvals and sales and marketing expenses, and no assurance can be given that development and commercialization costs will not exceed the amounts budgeted for such purposes. Because we do not currently generate any revenues from product sales, we are dependent on our existing cash and our ability to raise additional capital in order to fund our operations until we can begin marketing our products. Any material delay in the marketing of our products may require us to raise additional capital. Algos has limited financial resources and its substantial reliance on the capital markets to satisfy its financial requirements may dilute the value of Algos common stock. Conversely, if Algos is unable to obtain sufficient funds through the financial markets or through collaborative or other arrangements on a timely basis, there is a risk that Algos may be required to delay, scale back or eliminate certain of its research, development or commercialization programs or to make arrangements with third parties to develop or commercialize products or technologies that Algos would otherwise seek to develop or commercialize itself. In the event this occurs, Algos may not be able to independently develop or commercialize any or all of its products.

    IF ALGOS IS UNABLE TO SUCCESSFULLY MARKET AND SELL OUR PRODUCTS, WE MAY BE FORCED TO LICENSE OUR PRODUCTS TO OTHERS WHICH WILL HAVE AN ADVERSE EFFECT ON ALGOS' PROFITABILITY.

    Algos intends to market and sell some or all of its products, if successfully developed and approved, through a direct sales force in the United States. However, Algos currently has limited marketing and sales staff, and has yet to establish any product distribution channels. If we are unable to develop a sales force with technical expertise or to establish appropriate distribution channels, we may be forced to license products we have developed to third parties instead of directly marketing them which may reduce our profitability.

    IF ALGOS IS UNABLE TO ACQUIRE SUFFICIENT SUPPLIES FROM THIRD PARTIES, THEN ALGOS' ABILITY TO DELIVER OUR PRODUCTS TO THE MARKET MAY BE IMPEDED.

    Algos currently uses, and expects to continue to use, outside contractors to manufacture drug supplies for its clinical trials. In addition, Algos currently intends to use outside contractors to manufacture products approved for sale, if any. There is no assurance that Algos will be able to obtain its requested amounts of drugs from these contractors or that supplies will not be interrupted due to FDA and/or Drug Enforcement Agency, the DEA, regulatory requirements or other reasons. If Algos cannot obtain a sufficient supply of ingredients or supplies are interrupted, this may have a material adverse effect on our reputation in the marketplace and our ability to develop and commercialize our products.

    For instance, Algos currently uses a single contract manufacturer for supplies of its most developmentally advanced product, MorphiDex'r', and suppliers of raw materials are limited. The regulatory qualification of additional suppliers and/or manufacturers may require significant time and expense. In addition, the acquisition of opioid ingredients as components of certain Algos products is subject to quota restrictions imposed and administered by the DEA. Accordingly, there is a risk that

Algos will be unable to obtain its requested quantities of opioid ingredients which could be detrimental to Algos' ability to bring its product to market.

    IF ALGOS IS UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO MAINTAIN OUR COMPETITIVE POSITION.

    Because of the specialized scientific nature of Algos' business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. The loss of significant scientific and technical personnel or the failure to recruit additional key scientific and technical personnel could have a material adverse effect on Algos' ability to develop and deliver our products to market in a competitive manner. While Algos has consulting agreements with certain key individuals and institutions and has employment agreements with certain key executives, there can be no assurance that Algos will be successful in retaining such personnel or their services under existing agreements. The loss of John Lyle, Algos' Chief Executive Officer, could have a material adverse effect on Algos because of the loss of Mr. Lyle's expertise and because we would need to expend time and financial resources to seek a new Chief Executive Officer which would materially slow our efforts to develop and commercialize our products. Algos currently maintains a $6.0 million life insurance policy on Mr. Lyle. There is intense competition for qualified personnel in the areas of Algos' activities, and there can be no assurance that Algos will be able to continue to attract and retain the qualified personnel necessary for the development of its business.

    IF WE ARE UNABLE TO PATENT OUR TECHNOLOGY OR ARE FOUND TO HAVE VIOLATED OR INFRINGED ON THE PATENTS OF OTHERS, THIS WOULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUES AND WE MAY NOT BE ABLE TO RECEIVE AN APPROPRIATE RETURN ON OUR INVESTMENT.

    Algos' policy is to seek patent protection and enforce intellectual property rights. However, no assurance can be given that any patents will be allowed or will provide protection against competitive products or otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain. Because we are a development stage company without brand name recognition for our products, our ability to successfully patent and protect the technologies we are developing or may develop in the future is especially crucial to our ability to generate future revenues and maintain our competitive position. However, there is a risk that Algos' pending patent applications may not be allowed, or if they are allowed, that the scope of the claims allowed will be insufficient to protect Algos products. Furthermore, even issued patents may later be modified or revoked by the United States Patent and Trademark Office, the PTO, or in legal proceedings. Any of these outcomes would reduce future revenues and the return on any investment in Algos.

    In addition, no assurance can be given as to whether Algos will be able to avoid violating or infringing upon patents issued to others. If Algos were found to be infringing on a patent held by another, Algos might have to seek a license to use the patented technology. There can be no assurance that, if required, Algos would be able to obtain such a license on terms acceptable to Algos, if at all. If a legal action were to be brought against Algos or its licensors or licensees, Algos could incur substantial costs in defending itself, and there can be no assurance that such an action would be resolved in Algos' favor. If a patent infringement dispute were to be resolved against Algos, Algos could be subject to significant damages and the manufacture or sale of one or more of Algos' technologies or proposed products, if developed, could be stopped.

    IF THIRD-PARTY REIMBURSEMENT FOR OUR PRODUCTS IS UNAVAILABLE OR INADEQUATE, WE MAY NOT BE ABLE TO REALIZE AN APPROPRIATE RETURN ON OUR INVESTMENT AND/OR THE MARKET ACCEPTANCE OF OUR PRODUCTS COULD BE ADVERSELY AFFECTED.

    Algos' ability to commercialize its pain management products may depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health insurers and others. Government, private insurers and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. Because we are developing drugs that may have higher costs than generic alternatives that are currently available, there is a risk that insurers will be unwilling to provide coverage for our product. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of Algos products, the market acceptance of our products could be adversely affected and/or Algos may not be able to establish and maintain price levels sufficient for the realization of an appropriate return on our investment.

    IF ALGOS INCURS INDEMNIFICATION LIABILITY, OR A PRODUCTS LIABILITY SUIT IS SUCCESSFULLY PROSECUTED AGAINST US, WE MAY NOT HAVE SUFFICIENT FUNDS TO PAY THE RESULTING LIABILITY.

    Algos will be exposed to potential product liability risks, which are inherent in the testing, manufacturing and marketing of human therapeutic products. In addition, Algos is contractually obligated under certain of our license agreements to indemnify the individuals and/or institutions from whom we have licensed the technology against claims relating to the manufacture and sale of the products to be sold by Algos. Algos' indemnification liability, as well as direct liability to consumers for any defects or health risks in the products sold, could expose Algos to substantial losses which would reduce earnings and funds available for research and development activities.

    Algos currently carries certain liability insurance for our clinical trial activities and we plan to purchase such product liability insurance as we deem appropriate prior to marketing our products. McNeil Consumer Products Company is required by its license agreement to maintain product liability insurance and may self-insure to cover its indemnification obligations to Algos. However, there can be no assurance that Algos will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities.

    IF THE MCNEIL LICENSE AGREEMENT IS TERMINATED AND ALGOS DESIRES TO DEVELOP AND COMMERCIALIZE ITS OVER-THE-COUNTER PRODUCTS, ALGOS MAY BE FORCED TO DO SO ITSELF WHICH MAY REDUCE PROFITS.

    We are relying on McNeil to commercialize products involving acetaminophen, ibuprofen and certain other over-the-counter pain relievers. Acetaminophen is the active ingredient in Tylenol and ibuprofen is the active ingredient in Motrin, both of which are manufactured by McNeil. If the agreement with McNeil is terminated, then in the event that we desire to develop and commercialize our products, we may be forced to do so ourselves. Because Algos does not have the same level of resources as McNeil, this may reduce any potential future revenues we may otherwise generate.

    The license agreement dated June 26, 1996 with McNeil Consumer Products Company extends until the later of the expiration of Algos' patent rights or ten years from the date of execution, provided that the agreement is terminable:

     by either party in the event of a breach by the other party upon 90 days notice or upon certain events of bankruptcy;

     by McNeil Consumer Products Company, at any time upon 60 days notice; and

     by Algos upon certain other circumstances.

    IF ALGOS' COMPETITORS SUCCEED IN DEVELOPING COMPETING TECHNOLOGIES MORE RAPIDLY THAN ALGOS, THE PRODUCTS WE ARE DEVELOPING MAY BE RENDERED OBSOLETE WHICH WOULD PREVENT US FROM SUCCESSFULLY COMPETING IN OUR TARGET MARKETS.

    As a development stage company, Algos' success will largely depend upon its ability to successfully achieve market share at the expense of existing and established products in Algos' target markets. A number of pharmaceutical companies are developing pain relief products. Many of Algos' competitors have a significantly higher degree of brand name recognition and substantially more financial resources than those of Algos. They also may have greater research and development capacities, experience, recognition and marketing, financial and managerial resources than Algos. Accordingly, if Algos' competitors succeed in developing competing technologies and obtaining FDA approval for products more rapidly than Algos, Algos products or technologies may be rendered non-competitive or obsolete in which case we would be unable to compete in our target market.

    A THIRD PARTY MAY HAVE DIFFICULTY SUCCESSFULLY MOUNTING A TAKEOVER BID FOR CONTROL OF ALGOS WHICH COULD PREVENT YOU FROM MAXIMIZING THE VALUE OF YOUR ALGOS COMMON STOCK AND COULD MAKE YOUR INVESTMENT LESS LIQUID.

    The ownership of Algos is concentrated, with a small group of stockholders, directors, officers and related investors owning approximately 40% of the common stock. These stockholders, if they acted together, would have the ability to influence significantly the election of Algos' directors as well as the management and policies of Algos. This concentration of ownership may have the effect of delaying or preventing a change of control of Algos. Certain other provisions of Algos' Amended and Restated Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of Algos, which could adversely affect the market price and liquidity of our common stock. In addition, Algos is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law, which prohibits Algos from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person first becomes an 'interested stockholder,' unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of Algos and could make your investment less liquid.

    IF WE, OUR CONTRACTORS OR OTHER ENTITIES ARE UNABLE TO ADEQUATELY ADDRESS THE POTENTIAL DISRUPTIONS TO COMPUTER SYSTEMS THAT MAY OCCUR DUE TO THE ADVENT OF THE YEAR 2000, WE MAY NOT BE ABLE TO EFFECTIVELY DEVELOP OR COMMERCIALIZE OUR PRODUCTS.

    A potential problem exists for all companies that rely on computers as the year 2000 approaches. Computer software applications and systems that use only the last two digits of a year to refer to a year may not properly recognize the year 2000. This could cause a disruption of our operations, including, among other things, a temporary inability to engage in normal business activities. Because new development projects have not yet commenced and because we have not completed our preparations for the commercialization and marketing of our products, our assessment of our readiness with respect to the potential year 2000 computer problem will be ongoing.

    With respect to product development activities at Algos, if certain manufacturing, data management or statistical applications do not function properly, the conduct of studies or the analysis and reporting of study results could be delayed and the timing of subsequent development activities and regulatory filings could be adversely affected.

    Algos may make significant additions to and changes in its existing computer software applications and systems and/or the use of these systems in anticipation of the possible commercialization of products. If Algos makes any of these additions or changes, it would affect Algos' exposure to the potential year 2000 computer problem since Algos would become more reliant on its computer software applications and systems. If Algos commercializes products, it expects to place significant dependence on the third parties' computer systems for purchasing, production, customer order entry and invoicing and other related activities. A disruption in these systems could result in lost revenue from inventory shortages, improper execution of customer orders and/or delays in the resolution and collection of outstanding invoices.

    As part of our development and commercialization efforts, we will ask our outside vendors, manufacturers, suppliers and service providers whether they and/or any additional information systems and software that we acquire from them are year 2000 compliant. However, these parties may be unable or unwilling to make assurances of their year 2000 compliance. And, even if we do receive assurances of year 2000 compliance, the parties making the assurances may not in fact be year 2000 compliant. In the event any of our outside vendors, manufacturers, suppliers and service providers are not year 2000 compliant, we will likely be prevented from developing or commercializing some or all of our products in a timely or efficient manner.

UNCERTAINTY ASSOCIATED WITH PRE-CLINICAL STUDIES AND CLINICAL TRIALS

    In order to receive regulatory approval to sell its products commercially, Algos must demonstrate in pre-clinical studies and clinical trials that its potential products are safe and effective in humans. Although the results of Algos' pre-clinical studies and clinical trials to date have been encouraging, the results of pre-clinical studies and clinical trials are not by themselves predictive of results that will be obtained from subsequent or more extensive trials. Furthermore, there can be no assurance that clinical trials of products under development will demonstrate the safety and efficacy of such products to the extent necessary to obtain regulatory approvals. Many pharmaceutical companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product could delay or prevent regulatory approval of such product and could have a material adverse effect on Algos.

    The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in Algos' current trials or future clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on Algos. There can be no assurance that if clinical trials are completed Algos will be able to submit a New Drug Application or that any such application will be reviewed and approved by the United States Food and Drug Administration (FDA) in a timely manner, or at all. See 'Business -- Government Regulation.'

GOVERNMENT REGULATION; NO ASSURANCE OF UNITED STATES OR FOREIGN REGULATORY APPROVAL

    The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic pharmaceutical products through lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. Satisfaction of these requirements typically takes a number of years, varies substantially based upon the type, complexity and novelty of the pharmaceutical products and is subject to uncertainty. Government regulation also affects the manufacture and marketing of pharmaceutical products. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. The FDA actively enforces regulations prohibiting marketing of products for non-indicated use. Failure to comply with applicable regulatory requirements can result in, among other things, government imposed fines, suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent Algos from obtaining, or affect the timing of, future regulatory approvals. The effect of government regulation may be to delay marketing of Algos' new products for a considerable period of time, to impose costly procedures upon Algos' activities and to furnish a competitive advantage to larger companies that compete with Algos. There can be no assurance that FDA or other regulatory approval for any products developed by Algos will be granted on a timely basis, if at all. Any such delay in obtaining, or failure to obtain, such approvals would adversely affect the marketing of Algos' products and the ability to generate product revenue. Algos is also subject to certain United States Drug Enforcement Agency (DEA) regulations including restrictions on storage, transportation and administration, for its narcotic products that could limit the distribution and commercial usage of such products. Government regulation may increase at any time creating additional hurdles for Algos. The extent of potentially adverse government regulation which might arise from future legislation or administrative action cannot be predicted. See
'Business -- Government Regulation.'

UNCERTAINTY OF MARKET ACCEPTANCE

    Even if regulatory approvals are obtained, uncertainty exists as to whether Algos' products will be accepted by the market. A number of factors may limit the market acceptance of Algos' products, including the timing of regulatory approvals and market entry relative to competitive products, the availability of alternative products, the price of Algos' products relative to alternative products, the availability of third-party reimbursement and the extent of marketing efforts by third-party distributors or agents retained by Algos. There can be no assurance of Algos' ability, or the length of time required, to achieve market acceptance of Algos' products. In addition, some of Algos' products contain narcotic ingredients that may require stringent record-keeping obligations, strict storage requirements and other limitations on such products' availability that could limit the distribution and commercial usage of such products.

NEED FOR ADDITIONAL FUNDS

    The amount and timing of Algos' expenditures will depend on the progress of its research and development, the cost and timing of regulatory approvals, the amount of spending on sales, marketing and distribution activities in connection with the possible commercialization of MorphiDex'r', general market conditions, relationships with potential strategic partners, changes in the focus and direction of Algos' research and development programs, competitive and technological advances and other factors. Algos' cash requirements may vary materially from those now planned and no assurance can be given that development costs will not exceed the amounts budgeted for such purposes. Algos may require additional funding for its research and product development programs, operating expenses, regulatory clearances and sales and marketing expenses. Adequate funds for these purposes, whether obtained through financial markets or through collaborative or other arrangements with partners or from other sources, may not be available when needed or on terms acceptable to Algos. Insufficient funds may require Algos to delay, scale back or eliminate certain of its research, development or commercialization programs or to make arrangements with third parties to develop or commercialize products or technologies that Algos would otherwise seek to develop or commercialize itself. As a result, Algos may not be able to independently develop or commercialize any or all of the products described in this report.

LIMITED SALES AND MARKETING EXPERIENCE

    Algos intends to market and sell some or all of its products, if successfully developed and approved, through a direct sales force in the United States. Algos currently has limited marketing and sales staff, and has yet to establish any product distribution channels. In order to market its products directly, Algos must develop a sales force with technical expertise. There can be no assurance that Algos will be able to successfully establish a direct sales organization or distribution channels. Failure to establish a sales force capability in the United States may have a material adverse effect on Algos.

RELIANCE ON THIRD-PARTY MANUFACTURERS

    Algos currently uses, and expects to continue to use, outside contractors to manufacture drug supplies for its clinical trials. In addition, Algos currently intends to use outside contractors to manufacture products approved for sale, if any. There is no assurance that supplies from any such contractor will not be reduced or interrupted due to FDA and/or DEA regulatory requirements or other reasons. Such a reduction or interruption could have a material adverse effect on Algos' development and commercialization activities. Algos currently uses a single contract manufacturer for supplies of its most developmentally advanced product, MorphiDex'r', and suppliers of raw materials are limited. The regulatory qualification of additional suppliers and/or manufacturers may require significant time and expense. In addition, the acquisition of narcotics as components of certain of Algos' products is subject to quota restrictions imposed and administered by the DEA. There is no assurance that Algos will be able to obtain its requested quantities of such narcotics.

DEPENDENCE ON QUALIFIED PERSONNEL

    Because of the specialized scientific nature of Algos' business, Algos is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. The loss of significant scientific and technical personnel or the failure to recruit additional key scientific and technical personnel could have a material adverse effect on Algos. While Algos has consulting agreements with certain key individuals and institutions and has employment agreements with its key executives, there can be no assurance that Algos will be successful in retaining such personnel or their services under existing agreements. The loss of John Lyle, Algos' Chief Executive Officer, could have a material adverse effect on Algos. Algos currently maintains a $6.0 million life insurance policy on Mr. Lyle. There is intense competition for qualified personnel in the areas of Algos' activities, and there can be no assurance that Algos will be able to continue to attract and retain the qualified personnel necessary for the development of its business.

UNCERTAIN ABILITY TO PROTECT PROPRIETARY TECHNOLOGY

    Algos' success, competitive position and amount of potential future income will depend in part on its ability to obtain patent protection relating to the technologies, processes and products it is developing and may develop in the future. Algos' policy is to seek patent protection and enforce intellectual property rights. No assurance can be given that any patent issued or licensed to Algos will provide protection against competitive products or otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain. Even issued patents may later be modified or revoked by the United States Patent and Trademark Office
(PTO) or in legal proceedings. Moreover, Algos believes that obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws, and accordingly, its patent position may be stronger in the United States than abroad. In addition, foreign patents may be more difficult to protect and/or the remedies available may be less extensive than in the United States. Patent applications in the United States are maintained in secrecy until patents issue and, since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, Algos cannot be certain that it was the first creator of the inventions covered by pending patent applications or the first to file patent applications on such inventions. No assurance can be given that any of Algos' pending patent applications will be allowed, or if allowed, whether the scope of the claims allowed will be sufficient to protect Algos' products.

    Algos also expects to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of Algos' products or know-how or require licensing and the payment of significant fees or royalties by Algos in order to produce its products. Moreover, there can be no assurance that Algos' technology does not infringe upon any valid claims of patents owned by others. If Algos were found to be infringing on a patent held by another, Algos might have to seek a license to use the patented technology. There can be no assurance that, if required, Algos would be able to obtain such a license on terms acceptable to Algos, if at all. If a legal action were to be brought against Algos or its licensors or licensees, Algos could incur substantial costs in defending itself, and there can be no assurance that such an action would be resolved in Algos' favor. If such a dispute were to be resolved against Algos, Algos could be subject to significant damages and the testing, manufacture or sale of one or more of Algos' technologies or proposed products, if developed, could be enjoined.

    No assurance can be given as to the degree of protection any patents will afford, whether patents will be issued or whether Algos will be able to avoid violating or infringing upon patents issued to others. Despite the use of confidentiality agreements and non-compete agreements, which themselves may be of limited effectiveness, it may be difficult for Algos to protect its trade secrets. See 'Risk Factors -- Dependence on Qualified Personnel.'

UNCERTAIN AVAILABILITY OF HEALTH CARE REIMBURSEMENT

    Algos' ability to commercialize its pain management products may depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health insurers and others. There can be no assurance that third-party insurance coverage will be adequate for Algos to establish and maintain price levels sufficient for realization of an appropriate return on its investment. Government, private insurers and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of Algos' products, the market acceptance of these products could be adversely affected.

LIMITED PRODUCT LIABILITY INSURANCE

    Algos will be exposed to potential product liability risks, which are inherent in the testing, manufacturing and marketing of human therapeutic products. Algos is contractually obligated under certain of its license agreements to indemnify the individuals and/or institutions from whom it has licensed the technology against claims relating to the manufacture and sale of the products to be sold by Algos. McNeil Consumer Products Company, however, has agreed to indemnify Algos for third party claims or suits resulting from the manufacture, use or sale of the products pursuant to the McNeil License Agreement. Algos' indemnification liability, as well as direct liability to consumers for any defects in the products sold, could expose Algos to substantial risk and losses. Algos currently carries certain liability insurance for its clinical trial activities but does not have product liability insurance covering commercial use of its products. Algos plans to purchase such product liability insurance as it deems appropriate prior to marketing its products. McNeil Consumer Products Company is required by the McNeil License Agreement to maintain product liability insurance and may self-insure to cover its indemnification obligations to Algos. However, there can be no assurance that Algos will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities.

CERTAIN RISKS ASSOCIATED WITH THE MCNEIL LICENSE AGREEMENT

    The McNeil License Agreement extends until the later of the expiration of Algos' patent rights or ten years from the date of execution, provided that the McNeil License Agreement is terminable: (i) by either party in the event of a breach by the other party upon 90 days notice or upon certain events of bankruptcy; (ii) by McNeil Consumer Products Company at any time upon 60 days notice; and (iii) by Algos upon certain other circumstances. Under certain circumstances, the McNeil License Agreement could terminate with respect to either acetaminophen or non-steroidal anti-inflammatory drug products without terminating with respect to the other category. In the event of a termination by McNeil Consumer Products Company, McNeil must pay all royalty payments and milestone payments due, if any, through the date of termination and the technology licensed by McNeil reverts to Algos. In such event, Algos retains the rights to the results of the two clinical studies funded by Algos, and McNeil Consumer Products Company retains the rights to the results of the clinical studies funded by it during the term of the McNeil License Agreement.

COMPETITION AND TECHNOLOGICAL CHANGES, UNCERTAINTY AND OBSOLESCENCE

    Algos' success will depend, in part, upon its ability to successfully achieve market share at the expense of existing and established products in Algos' target markets. Algos' products will be competing directly with the products of companies that are well-established and which may have a significantly higher degree of brand and name recognition and substantially more financial resources than those of Algos. Algos is also in competition with other pharmaceutical companies, hospitals, research organizations, individual scientists and non-profit organizations engaged in the development of new pharmaceuticals. Many of these companies and entities have greater research and development capacities, experience, recognition and marketing, financial and managerial resources than Algos and represent significant competition for Algos. Also, Algos' competitors may succeed in developing competing technologies and obtaining FDA approval for products more rapidly than Algos. There can be no assurance that developments by others will not render Algos' products or technologies non-competitive or obsolete.

CONCENTRATION OF OWNERSHIP

    Algos' directors and officers beneficially own approximately 24% of Algos common stock and two additional stockholders and related investors control approximately 17% of the common stock (assuming all warrants held by such entities are currently exercisable). As a result, these stockholders, if they acted together, would have the ability to influence significantly the election of Algos' directors as well as the management and policies of Algos. This concentration of ownership may have the effect of delaying or preventing a change of control of Algos.

POSSIBLE VOLATILITY OF STOCK PRICE

    The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price of Algos common stock may prove to be highly volatile from a variety of variable influences. Announcements of technological innovations, regulatory matters or new commercial products by Algos or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential clinical results relating to products under development by Algos or its competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of pharmaceutical products, economic and other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of Algos common stock. The timing and amount of Algos' development and commercialization expenditures are subject to significant uncertainties; operating results for any accounting period may not be indicative of expected results for future periods.

ABSENCE OF DIVIDENDS

    Algos has never declared or paid any cash dividends on its capital stock. Algos currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of Algos' Board of Directors after taking into account various factors, including Algos' financial condition, operating results, current and anticipated cash needs and plans for expansion.

EFFECT OF ANTI-TAKEOVER PROVISIONS

    Algos' Amended and Restated Certificate of Incorporation provides for a classified Board of Directors and that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of capital stock of Algos entitled to vote. Algos' Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of Algos must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and will require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board or the President of Algos or by the majority of the whole of the Board of Directors. In addition, the Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, preferred stock. Algos is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits Algos from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person first becomes an 'interested stockholder,' unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of Algos. Certain other provisions of Algos' Amended and Restated Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of Algos, which could adversely affect the market price of the common stock.